

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

November 26, 2007

**<u>Via U.S. mail and facsimile</u>**

Mr. Stephen C. Patrick
Chief Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, New York 10022

> RE: Form 10-K for the fiscal year ended December 31, 2006
> Form 10-Q for the period ended September 30, 2007
> File No. 1-644

Dear Mr. Patrick:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief